NEWS RELEASE

PARAMOUNT ENERGY TRUST RELEASES FIRST

QUARTER 2009 FINANCIAL AND OPERATING RESULTS

AND CONFIRMS MAY DISTRIBUTION

Calgary, AB – May 7, 2009 - Paramount Energy Trust (“PET” or the “Trust”) is pleased to release its financial and operating results for the first quarter of 2009.  Gains from the Trust’s natural gas price hedging program contributed to solid funds flows despite lower AECO natural gas prices as compared to the first quarter of 2008.

PET is also pleased to confirm that its distribution to be paid on June 15, 2009 in respect of income received by PET for the month of May 2009, for Unitholders of record on May 29, 2009, will be $0.05 per Trust Unit.  The ex-distribution date is May 27, 2009.  The May distribution brings cumulative distributions paid since the inception of the Trust to $13.414 per Trust Unit.

First Quarter Summary

•

Production measured 167.1 MMcfe/d as compared to 183.8 MMcfe/d in the first quarter of 2008. The decrease is due to non-core asset dispositions, cold-weather related downtime in January, 2009 and production outages required for maintenance programs in Northeast Alberta. The Trust also withheld production from new wells until April to benefit from the royalty reduction on new production announced by the provincial government in March 2009.

•

PET’s realized natural gas price decreased by 11 percent for the three months ended March 31, 2009 to $6.46 per Mcfe from $7.29 per Mcfe in 2008, as compared to a 21 percent decrease in AECO Monthly Index prices from quarter to quarter. The decrease in realized gas prices was mitigated by the Trust’s commodity price risk management strategy, which contributed $14.4 million in realized hedging gains for the period.

•

The Trust recorded net earnings of $78.6 million for the first quarter due primarily to an unrealized gain on financial instruments of $95.1 million, as a result of the significant decrease in AECO and NYMEX forward prices from December 31, 2008 to March 31, 2009. PET’s financial instrument asset at March 31, 2009 totaled $153.8 million, a reflection of the substantial value inherent in the Trust’s hedging portfolio. As of May 5, 2009, PET has an average of 107,380 GJ/d hedged from April 2009 to March 2011 at an average of $7.44 per GJ. The current forward natural gas price at AECO for the same period is $5.05 per GJ, resulting in a current mark-to-market value of $189.7 million.

•

Funds flow decreased to $41.2 million ($0.36 per Trust Unit) for the three months ended March 31, 2009 from $56.2 million ($0.51 per Trust Unit) in the 2008 period, primarily due to lower realized prices and production levels, partially offset by reduced royalty and interest expenses.

•

Distributions payable for the first quarter of 2009 totaled $0.19 per Trust Unit, comprised of $0.07 per Trust Unit paid on February 17 and March 16, and $0.05 per Trust Unit on April 15, representing a payout ratio of 52.2 percent of funds flow.

•

PET successfully completed the execution of a $40 million winter capital program during the first quarter of 2009 which included the drilling of 38 wells (31.4 net) and over 160 recompletion and workover operations, primarily focused in the Trust’s three core areas in the Northern district.  Production additions from the winter program totaled approximately 16 MMcfe/d, the majority of which were onstream as of April 1, 2009. Current production is in excess of 175 MMcfe/d.

•

PET has budgeted an additional $25 million for capital expenditures over the final three quarters of 2009, targeting land purchases and other strategic expenditures including evaluation of the Trust’s exploration acreage in west central Alberta.

•

On March 31, 2009, the Trust announced an offer to acquire all of the issued and outstanding common shares of Profound Energy Inc. (“Profound”) by way of a take-over bid, for a combination of cash and PET Trust Units (the “Profound Offer”). The Profound Offer values the Profound shares at $1.34 per common share, for a total purchase price including assumed debt of approximately $112.9 million prior to closing costs. The Profound properties are located in a year-round access area within the Trust's New Venture area in west central Alberta. The acquisition is another step in the strategic expansion of PET's asset base, complementing the Trust’s existing shallow gas prospect inventory with a significant number of higher impact, deep basin style resource play opportunities. The Profound assets are currently producing approximately 18 MMcfe/d weighted 75 percent to natural gas, with proved plus probable reserves of 74 Bcfe at December 31, 2008 based on Profound’s year-end external reserve report.

•

PET has also purchased 9,224,310 special warrants of Profound on a private placement basis, at a price of $0.75 per special warrant for total subscription proceeds of approximately $6.9 million.  The special warrants are convertible into common shares of Profound on a one-for-one basis.  Conversion is automatic on certain events and otherwise at the option of PET. The private placement was closed on April 14, 2009.

•

In order to facilitate the bank approval process for the Profound transaction the Trust has entered into an interim credit facility agreement, which includes only the lending value of PET’s base assets at December 31, 2008, adjusted for production for the first three months of 2009, but excluding any reserve additions attributed to the Trust’s winter capital expenditure program. This lending value is currently $350 million. Should PET be successful in acquiring all the outstanding common shares of Profound, the Trust’s lenders will then reassess the lending value of all of PET’s assets, including the Profound properties and the results of the Trust’s 2009 winter capital program. Should PET be unsuccessful in its takeover offer for Profound the Trust’s lenders will complete their borrowing base redetermination incorporating the results of PET’s 2009 winter capital program. The initial expiry time for the Profound Offer is June 1, 2009.

2009 Outlook and Sensitivities

PET’s financial hedging and physical forward sales portfolio has provided a level of stability to projected funds flows, despite a significant decrease in AECO natural gas prices during the first quarter of 2009. As at May 5, 2009, the current actual and forward market for natural gas for April through December 2009 is $3.89 per GJ at AECO. The following table reflects PET’s projected realized gas price, monthly funds flow and payout ratio at the current monthly distribution of $0.05 per Trust Unit for all of 2009 at certain AECO natural gas price levels, incorporating the Trust’s current financial hedges and physical forward sales contracts, but excluding the proposed acquisition of Profound.

	Average AECO Monthly Index Gas Price April to December 2009 ($/GJ)
Funds flow outlook – full year 2009	$3.00	$4.00	$5.00	$6.00
Oil and natural gas production (MMcfe/d)	166	166	166	166
Realized gas price (1) ($/Mcfe)	6.14	6.44	6.74	7.04
Funds flow, excluding 2009 hedging (2) ($millions)	37	78	114	148
Per Trust Unit ($/Unit/month)	0.027	0.058	0.084	0.109
Funds flow, including 2009 hedging (2) ($millions)	178	190	197	201
Per Trust Unit ($/Unit/month)	0.131	0.140	0.145	0.148
Payout ratio (2) (%)	41	38	37	36
Ending net bank debt (2) ($millions)	250	238	230	227
Ending net debt (2) ($millions)	480	468	460	457
Ending net debt, less post-2009 financial instrument assets (5) ($millions)	415	403	395	392
Ending net bank debt to funds flow ratio (times) (3)	1.4	1.3	1.2	1.1
Ending net debt to funds flow ratio (4) (times)	2.7	2.5	2.3	2.3
Ending net debt less post-2009 financial instrument assets to funds flow (times) (5)	2.3	2.1	2.0	2.0

(1)

PET’s weighted average forward price on an average of 110,000 GJ/d for the period from April 1 to December 31, 2009 is $7.16 per GJ.

(2)

These are non-GAAP measures; see “Significant accounting policies and non-GAAP measures” in management’s discussion and analysis.

(3)

Calculated as ending net bank debt divided by estimated annual funds flow

(4)

Calculated as ending net debt (including convertible debentures, whose maturity extends out to 2012) divided by estimated annual funds flow.

(5)

Calculated as ending net debt, less the Trust’s current financial instrument assets with settlement dates occurring after December 31, 2009, divided by estimated annual funds flow including realized gains on financial instruments settling in 2009. Financial instrument assets and liabilities are not included in the Trust’s definition of working capital, but may be terminated by the Trust prior to the settlement dates in exchange for discounted cash payments from counterparties and used to reduce PET’s outstanding bank debt. At May 5, 2009, the mark-to-market value of the Trust’s post-2009 financial instruments was $65.1 million. Post-2009 financial instruments have settlement dates ranging from January 2010 through March 2011 and can be settled without impacting funds flows from monthly hedging settlements in 2009.

Conference Call and Webcast

PET will be hosting a conference call and webcast at 8:30 a.m., Mountain Time, Friday, May 8, 2009 to review this information.  Interested parties are invited to take part in the conference call by dialing one of the following telephone numbers 10 minutes before the start time: Toronto and area 1-416-695-6616; Outside Toronto 1-800-766-6630. To participate in the live webcast please visit:

www.paramountenergy.com or http://events.onlinebroadcasting.com/pet/050809/index.php

The webcast will also be archived shortly following the presentation at the websites listed above. For a replay of this call please dial: Toronto and area 1-416-695-5800; Outside Toronto 1-800-408-3053, passcode 4006180# until May 15, 2009.

Additional Information

A copy of PET’s unaudited interim consolidated financial statements and related notes and management’s discussion and analysis for the three months ended March 31, 2009 and 2008 can be obtained through the Trust’s website at http://www.paramountenergy.com/unitholder/regulatory_filings/ and SEDAR at www.sedar.com.

Forward-Looking Information

Certain information regarding PET in this news release including management's assessment of future plans and operations and the information contained under the heading "2009 Outlook and Sensitivities" above may constitute forward-looking statements under applicable securities laws and necessarily involve risks including, without limitation, risks associated with gas exploration, development, exploitation, production, marketing and transportation, changes to the proposed royalty regime prior to implementation and thereafter, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, capital expenditure costs, including drilling, completion and facilities costs, unexpected decline rates in wells, delays in projects and/or operations resulting from surface conditions, wells not performing as expected, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources.  As a consequence, actual results may differ materially from those anticipated in the forward-looking statements.  Readers are cautioned that the forgoing list of factors is not exhaustive.  Additional information on these and other factors that could affect PET's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com) and at PET's website (www.paramountenergy.com).  Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and PET does not undertake any obligation to update publicly or to revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Non-GAAP Measures

This news release contains financial measures that may not be calculated in accordance with generally accepted accounting principles in Canada (“GAAP”). Readers are referred to advisories and further discussion on non-GAAP measures contained in the “Significant Accounting Policies and non-GAAP Measures” section of management’s discussion and analysis.

PET is a natural gas-focused Canadian energy trust.  PET’s Trust Units and convertible debentures are listed on the Toronto Stock Exchange under the symbol “PMT.UN” and “PMT.DB”, “PMT.DB.A”, “PMT.DB.B” and “PMT.DB.C”, respectively.  Further information with respect to PET can be found at its website at www.paramountenergy.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

Paramount Energy Operating Corp., Administrator of Paramount Energy Trust

Suite 3200, 605 – 5 Avenue SW  Calgary, Alberta, Canada  T2P 3H5

Telephone:  403 269-4400

Fax:  403 269-4444

Email:  info@paramountenergy.com

Susan L. Riddell Rose President and Chief Executive Officer Cameron R. Sebastian Vice President, Finance and Chief Financial Officer Sue M. Showers Investor Relations and Communications Advisor

FINANCIAL AND OPERATING HIGHLIGHTS	Three Months Ended March 31
($Cdn thousands except volume and per Trust Unit amounts)	2009	2008	% Change
Financial
Revenue (1)	97,103	121,878	(20)
Funds flow (2)	41,154	56,191	(27)
Per Trust Unit (3)	0.36	0.51	(29)
Cash flow provided by operating activities	49,075	52,901	(7)
Per Trust Unit (3)	0.43	0.48	(10)
Net earnings (loss)	78,559	(85,660)	189
Per Trust Unit (3)	0.70	(0.78)	187
Distributions	21,464	33,109	(35)
Per Trust Unit (4)	0.19	0.30	(37)
Payout ratio (%) (2)	52.2	58.9	(11)
Total assets	1,174,093	1,185,784	(1)
Net bank and other debt outstanding (2)	312,913	346,314	(10)
Convertible debentures, at principal amount	236,034	236,109	(3)
Total net debt (2)	548,947	582,423	(6)
Unitholders’ equity	315,787	221,376	43
Capital expenditures
Exploration and development	39,649	46,444	(15)
Acquisitions, net of dispositions	6,626	(6,346)	204
Other	105	426	(75)
Net capital expenditures	46,380	40,524	14
Trust Units outstanding (thousands)
End of period	112,968	110,760	2
Weighted average	112,968	110,169	3
Incentive Rights outstanding	9,849	6,898	43
Trust Units outstanding at May 5, 2009	112,968
Operating
Production
Total natural gas (Bcfe) (7)	15.0	16.7	(10)
Daily average natural gas (MMcfe/d) (7)	167.1	183.8	(9)
Gas over bitumen deemed production (MMcf/d) (5)	18.9	20.0	(6)
Average daily (actual and deemed - MMcfe/d) (5)	186.0	203.8	(9)
Per Trust Unit (cubic feet equivalent/d/Unit) (2)	1.65	1.85	(11)
Average natural gas prices ($/Mcfe)
Before financial hedging and physical forward sales (6)	5.44	7.05	(23)
Including financial hedging and physical forward sales (6)	6.46	7.29	(11)
Land (thousands of net acres)
Undeveloped land holdings	2,009	1,932	4
Drilling (wells drilled gross/net)
Gas	38/31.4	35/28.6	9/10
Dry	-/-	2/1.6	-/-
Total	38/31.4	37/30.2	3/4
Success rate (%)	100/100	95/95	5/5

(1)

Revenue includes realized gains (losses) on financial instruments and call option premiums received.

(2)

These are non-GAAP measures. Please refer to “Significant Accounting Policies and Non-GAAP Measures” included in management’s discussion and analysis.

(3)

Based on weighted average Trust Units outstanding for the period.

(4)

Based on Trust Units outstanding at each distribution date.

(5)

The deemed production volume describes all gas shut-in or denied production pursuant to a decision report, corresponding order or general bulletin of the Alberta Energy and Utilities Board (“AEUB”), or through correspondence in relation to an AEUB ID 99-1 application. This deemed production volume is not actual gas sales but represents shut-in gas that is the basis of the gas over bitumen financial solution which is received monthly from the Alberta Crown as a reduction against other royalties payable.

(6)

PET’s commodity hedging strategy employs both financial forward contracts and physical natural gas delivery contracts at fixed prices or price collars. In calculating the Trust’s natural gas price before financial and physical hedging, PET assumes all natural gas sales based on physical delivery fixed-price or price collar contracts during the period were instead sold at AECO daily index.

(7)

Production amounts are based on the Trust’s interest before royalties.